Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2953

04036684

26th August 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited (the "Company")

We enclose for your information the following documents of the Company:-

(1) A copy of the Interim Report 2004; and

(2) A notification dated 26th August 2004 which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

dlw 9/2

Regulatory Announcement

Go to market news section

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Doc re. Interim Report 2004
Released	10:18 26-Aug-04
Number	3330C

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

MANDARIN ORIENTAL INTERNATIONAL LIMITED

INTERIM REPORT 2004

Mandarin Oriental International Limited announces that its Interim Report for the six months ended 30th June 2004 has been posted to shareholders today, Thursday, 26th August 2004, and is available on the Company's website at www.mandarinoriental.com.

A copy of the above report has also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7066 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

26th August 2004

www.mandarinoriental.com

END

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MANDARIN ORIENTAL
INTERNATIONAL LIMITED

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955



interim report



MANDARIN ORIENTAL HOTEL GROUP is an international hotel investment and management group operating 25 deluxe and first class hotels and resorts worldwide including five under development in Hong Kong, Thailand, Mexico, Tokyo and Boston. The Group has equity interests in many of its properties and net assets of approximately US$1 billion at 30th June 2004. Mandarin Oriental now operates, or has under development, some 7,700 rooms in 13 countries with 12 hotels in Asia, nine in The Americas and four in Europe.

The parent company, Mandarin Oriental International Limited, is incorporated in Bermuda and listed in London, Singapore and Bermuda. Mandarin Oriental Hotel Group International Limited, which operates from Hong Kong, manages the activities of the Group's hotels. Mandarin Oriental is a member of the Jardine Matheson Group.

Mandarin Oriental's aim is to be recognized as one of the top global luxury hotel groups, providing exceptional customer satisfaction in each of its hotels. This will be achieved through a strategy of investing in facilities and people, while maximizing profitability and long-term shareholder value. The Group regularly receives recognition and awards for outstanding service and quality management. The growth strategy of the Group is to progress towards operating 10,000 rooms in major business centres and key leisure destinations around the world.

Jardines
A member of the Jardine Matheson Group

MANDARIN ORIENTAL INTERNATIONAL LIMITED

- Recovery in occupancy levels
- Results affected by start-up costs in Washington D.C.
- Management contract for Paris hotel

Results

	(unaudited) Six months ended 30th June		
	2004 US$m	2003 US$m	Change %
Combined total revenue of hotels under management	**304.1**	243.2	25
Earnings before interest, tax, depreciation and amortization	**42.0**	19.8	112
Profit/(Loss) attributable to shareholders	**5.6**	(10.7)	N/A
Funds from operations [1]	**11.3**	(6.3)	N/A
	US¢	US¢	%
Earnings/(Loss) per share	**0.66**	(1.26)	N/A
Funds from operations per share [1]	**1.33**	(0.74)	N/A
	US$	US$	%
Net asset value per share	**0.71**	0.66	8
Net asset value per share with leasehold properties at valuation [2]	**1.16**	1.10	5

[1] Funds from operations ('FFO') have been presented to provide additional information to investors to facilitate comparison with other hotel companies, including those in Hong Kong with substantial real estate interests. FFO is defined as profit attributable to shareholders excluding depreciation of hotel buildings, net of relevant deferred tax and minority interests.

[2] The net asset value per share with leasehold properties at valuation has been presented after adjusting for the market value of the Group's leasehold interests. International Financial Reporting Standards ('IFRS') do not permit leasehold interests of owner-occupied properties to be carried at valuation. The Group considers that the IFRS treatment does not reflect the economic substance of its underlying property investments. Nor does this treatment reflect generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Therefore the Group has presented the net asset value per share taking into account the fair market value of leasehold interests as supplementary financial information in addition to the net asset value per share in accordance with IFRS.

OVERVIEW

A rebound in international travel in both the corporate and leisure markets helped to increase occupancy levels, although room rates have lagged in some properties. Most of the Group's hotels maintained or enhanced their competitive position. This improvement, coupled with the addition of Mandarin Oriental's new properties in New York and Washington D.C., makes the first half of 2004 a significant milestone for the Group.

PERFORMANCE

Earnings before interest, tax, depreciation and amortization for the first six months of 2004 was US$42.0 million, compared with US$19.8 million in 2003 which had been severely affected by the outbreak of SARS in Asia. The first half results include US$7.3 million of pre-opening costs and initial operating losses related to the Group's newly-opened hotel in Washington D.C.

The Group continued to benefit from the low interest rate environment that has mitigated the impact of the higher borrowings required to fund the Group's development programme. Profit attributable to shareholders was US$5.6 million, compared with a loss of US$10.7 million in the first half of 2003, as restated in accordance with the revised accounting policies relating to hotel building depreciation. Earnings per share were US¢0.66 in 2004, compared with a loss of US¢1.26 per share in 2003. Funds from operations, being profit attributable to shareholders, excluding depreciation on hotel buildings, were US$11.3 million in the first half of 2004, compared with a loss of US$6.3 million in the comparable period last year. No interim dividend has been declared.

GROUP REVIEW

Improved occupancy in most destinations led to higher revenues from the Group's subsidiary hotels. Operating profit recovered in Hong Kong where both Mandarin Oriental and The Excelsior achieved strong occupancy levels, at 80% and 88%, respectively. Occupancies also improved in the Group's hotels in Manila and Jakarta. London continued to perform well, but Geneva was again affected by city-wide lacklustre corporate demand. In The Americas, operating profits were adversely affected by start-up costs at the new hotel in Washington D.C. The Mark in New York, however, showed some improvement in occupancy as the corporate market recovered.

At the Group's associate and joint venture hotels, operating profits increased with strong growth in Macau, Singapore, Bangkok and Kuala Lumpur. In The Americas, the performance of the Group's hotels in Hawaii and Miami continued to improve due to growth from the leisure market. Mandarin Oriental, New York is establishing itself as the leading hotel in the city and is beginning to perform in line with expectations.

DEVELOPMENTS

The Group's latest hotel, Mandarin Oriental, Washington D.C., which is 80% owned, was well received when it opened in late March. The construction of Mandarin Oriental, Tokyo, which will be operated under a long-term lease, remains on track to open in early 2006. Satisfactory progress is also being made on new hotel developments at The Landmark in Hong Kong and in Boston, while the Group's 50%-owned Singapore hotel will suspend operations for approximately three months in the latter part of the year for a major renovation.

Over the past six months, the Group's development strategy has gathered momentum with the announcement of two luxury resorts under construction in northern Thailand and Mexico, which the Group will manage. More recently, agreement has been reached to manage the Hôtel Royal Monceau in Paris, which will undergo a significant renovation and thereafter re-open as the Royal Monceau Mandarin Oriental, Paris.

Mandarin Oriental now has 7,700 rooms under operation or planned as it continues to develop one of the world's leading brands.

PEOPLE

I would like to express our appreciation for the contribution to the Group over many years of Kenneth Lo who retired as a Director in May of this year.

OUTLOOK

The recovery seen during the first half has been encouraging and continuing growth in travel should help the traditionally stronger second half of the year. The Group's results will also benefit when its new hotels begin to contribute, although the effect will be partially offset by higher financing costs and the time taken for these hotels to establish their market position.

Simon Keswick
Chairman
3rd August 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	(unaudited) Six months ended 30th June 2004 US$m	2003 US$m	Year ended 31st December 2003 US$m
Revenue	2	**151.2**	90.6	218.1
Cost of sales		**(97.4)**	(67.2)	(147.5)
Gross profit		**53.8**	23.4	70.6
Selling and distribution costs		**(10.6)**	(7.5)	(16.2)
Administration expenses		**(25.3)**	(17.6)	(41.2)
Other operating income	3	**–**	2.5	16.0
Operating profit	3	**17.9**	0.8	29.2
Net financing charges		**(12.7)**	(12.3)	(23.8)
Share of results of associates and joint ventures	4	**1.0**	–	(0.8)
Profit/(Loss) before tax		**6.2**	(11.5)	4.6
Tax	5	**(2.9)**	0.4	(2.8)
Profit/(Loss) after tax		**3.3**	(11.1)	1.8
Profit/(Loss) attributable to shareholders		**5.6**	(10.7)	2.9
Loss attributable to minority interests		**(2.3)**	(0.4)	(1.1)
		3.3	(11.1)	1.8
		US¢	US¢	US¢
Earnings/(Loss) per share	6			
– basic and diluted		**0.66**	(1.26)	0.34

CONSOLIDATED BALANCE SHEET

	Note	(unaudited) At 30th June 2004 US$m	(unaudited) At 30th June 2003 US$m	At 31st December 2003 US$m
Net assets				
Goodwill		**20.7**	21.4	18.0
Tangible assets	7	**694.8**	547.3	687.1
Leasehold land payments		**192.1**	187.4	193.4
Associates and joint ventures		**229.2**	263.2	240.2
Other investments		**5.0**	27.7	18.2
Pension assets		**13.1**	13.6	13.3
Deferred tax assets		**7.4**	5.0	6.4
Non-current assets		**1,162.3**	1,065.6	1,176.6
Stocks		**2.7**	2.3	2.1
Debtors and prepayments		**51.3**	32.9	44.9
Cash at bank		**59.4**	61.2	66.1
Current assets		**113.4**	96.4	113.1
Creditors and accruals		**(57.2)**	(46.7)	(63.2)
Borrowings	8	**(7.1)**	(4.9)	(7.3)
Current tax liabilities		**(9.0)**	(4.8)	(6.8)
Current liabilities		**(73.3)**	(56.4)	(77.3)
Net current assets		**40.1**	40.0	35.8
Long-term borrowings	8	**(572.9)**	(515.7)	(584.9)
Deferred tax liabilities		**(9.5)**	(9.4)	(9.4)
Pension liabilities		**(1.2)**	(0.8)	(1.2)
Other non-current liabilities		**(0.6)**	(5.8)	(4.1)
		618.2	573.9	612.8
Total equity				
Share capital		**42.6**	42.6	42.6
Share premium		**89.0**	88.8	88.9
Revenue and other reserves		**475.6**	433.0	468.2
Shareholders' funds		**607.2**	564.4	599.7
Minority interests		**11.0**	9.5	13.1
		618.2	573.9	612.8

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	(unaudited) Six months ended 30th June 2004 US$m	2003 US$m	Year ended 31st December 2003 US$m
At beginning of period				
– total equity		**612.8**	577.5	577.5
– changes in accounting policies	1	**2.7**	–	–
		615.5	577.5	577.5
Attributable to minority interests		**(13.1)**	(9.6)	(9.6)
Shareholders' funds at beginning of period		**602.4**	567.9	567.9
Revaluation of properties				
– net revaluation surplus		**–**	–	2.0
Net exchange translation differences				
– amounts arising in period		**(3.9)**	7.5	25.3
Fair value gains on financial assets				
– fair value gain		**–**	0.3	0.1
– transfer to consolidated profit and loss account on disposal		**(1.3)**	–	–
Cash flow hedges				
– fair value gains/(losses)		**2.7**	(0.6)	1.5
– transfer to consolidated profit and loss account		**0.7**	–	–
Share-based payments		**0.1**	0.1	0.2
Net (losses)/gains recognized directly in equity		**(1.7)**	7.3	29.1
Profit/(Loss) after tax		**3.3**	(11.1)	1.8
Total recognized profit/(loss)		**1.6**	(3.8)	30.9
Attributable to minority interests		**3.2**	0.3	0.9
		4.8	(3.5)	31.8
Dividends	9	**–**	–	–
Shareholders' funds at end of period		**607.2**	564.4	599.7
Total equity		**618.2**	573.9	612.8
Attributable to minority interests		**(11.0)**	(9.5)	(13.1)
Shareholders' funds		**607.2**	564.4	599.7

CONSOLIDATED CASH FLOW STATEMENT

	Note	(unaudited) Six months ended 30th June 2004 US$m	2003 US$m	Year ended 31st December 2003 US$m
Operating activities				
Operating profit		**17.9**	0.8	29.2
Depreciation		**12.7**	10.9	21.6
Amortization of leasehold land payments		**0.3**	0.2	0.4
Amortization of goodwill		**–**	0.6	1.3
Non-cash items		**(1.5)**	0.4	1.2
(Increase)/Decrease in working capital		**(6.6)**	(5.8)	1.6
Provision for guarantee paid		**–**	–	(4.6)
Interest received		**0.2**	0.3	0.7
Interest and other financing charges paid		**(12.4)**	(11.6)	(24.2)
Tax paid		**(1.8)**	(1.7)	(4.3)
		8.8	(5.9)	22.9
Dividends and interest from associates and joint ventures		**4.3**	3.0	5.4
Cash flows from operating activities		**13.1**	(2.9)	28.3
Investing activities				
Purchase of tangible assets		**(27.8)**	(35.4)	(79.1)
Tax increment financing		**–**	3.6	3.6
Purchase of a subsidiary		**–**	–	(22.6)
Investments in and loans to associates and joint ventures		**(0.6)**	(0.6)	(3.7)
Loan to other investments		**–**	–	(1.4)
Increase in other investments		**(0.1)**	–	(0.8)
Purchase of minority interests		**(0.5)**	–	(0.3)
Proceeds on disposal of other investments		**13.2**	–	12.7
Repayment of loan to associates and joint ventures		**6.6**	6.5	6.9
Cash flows from investing activities		**(9.2)**	(25.9)	(84.7)
Financing activities				
Drawdown of borrowings		**24.5**	27.5	78.5
Repayment of borrowings		**(36.6)**	(3.6)	(23.2)
Dividends paid by the Company	9	**–**	–	–
Capital contribution from minority interests		**1.6**	–	0.3
Cash flows from financing activities		**(10.5)**	23.9	55.6
Effect of exchange rate changes		**–**	0.2	1.0
Net (decrease)/increase in cash and cash equivalents		**(6.6)**	(4.7)	0.2
Cash and cash equivalents at beginning of period		**66.0**	65.8	65.8
Cash and cash equivalents at end of period		**59.4**	61.1	66.0

1 Accounting policies and basis of preparation

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting.

In 2004, the Group early adopted the following International Financial Reporting Standards ('IFRS'):

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance Contracts
IFRS 5	Non-current Assets Held for Sale and Discountinued Operations
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (amended 2004)	Financial Instruments: Recognition and Measurement

The early adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st December 2003, the provision of share options to employees did not result in a charge in the profit and loss account. Subsequent to that date, the Group charges the cost of share options to the profit and loss account.

The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until 31st December 2003, goodwill was amortized on a straight line basis over a period of 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, the Group ceased amortization of goodwill from 1st January 2004. Accumulated amortization as at 31st December 2003 has been eliminated with a corresponding decrease in the cost of goodwill. The carrying amount of negative goodwill as at 31st December 2003 has been derecognized with a corresponding adjustment to the opening balance of equity. From the year ending 31st December 2004 onwards, goodwill is tested annually for impairment and when there are indications of impairment.

The early adoption of IFRS 5 has resulted in a change in the accounting policy for non-current assets (or disposal groups) held for sale. The non-current assets (or disposal groups) held for sale were previously neither classified nor presented as current assets or liabilities. The application of IFRS 5 does not impact on the prior-period financial statements.

1 Accounting policies and basis of preparation *continued*

	Six months ended 30th June	
	2004 US$m	2003 US$m
The adoption of IFRS 2 resulted in:		
Accumulated effect on 1st January		
Increase in share premium	**0.2**	–
Decrease in revenue and other reserves	**(0.2)**	–
Current period		
Increase in administration expenses	**0.1**	0.1
The adoption of IFRS 3 resulted in:		
Accumulated effect on 1st January		
Increase in revenue and other reserves	**2.7**	–

Other than described above, there have been no other changes to the accounting policies described in the 2003 annual financial statements.

2 Revenue

By geographical area		
Hong Kong & Macau	**66.7**	39.4
Southeast Asia	**13.8**	11.7
Europe	**46.5**	25.4
The Americas	**24.2**	14.1
	151.2	90.6

3 Operating profit

By geographical area		
Hong Kong & Macau	**14.5**	(0.9)
Southeast Asia	**0.5**	(0.6)
Europe	**5.3**	2.3
The Americas	**(2.4)**	–
	17.9	0.8
The following items have been charged/(credited) in arriving at operating profit:		
Pre-opening expenses	**4.2**	0.6
Insurance claims for losses arising on business interruption caused by the outbreak of SARS	**–**	(2.5)

4 Share of results of associates and joint ventures

	Operating profit/(loss) US$m	Net finance charges US$m	Tax US$m	Net profit/(loss) US$m
Six months ended 30th June 2004				
By geographical area				
Hong Kong & Macau	**1.1**	**(0.1)**	**0.1**	**1.1**
Southeast Asia	**4.4**	**(1.1)**	**–**	**3.3**
The Americas	**(1.0)**	**(2.4)**	**–**	**(3.4)**
	4.5	**(3.6)**	**0.1**	**1.0**
Six months ended 30th June 2003				
By geographical area				
Hong Kong & Macau	0.4	(0.1)	0.1	0.4
Southeast Asia	2.3	(1.1)	(0.5)	0.7
Europe	–	(0.1)	(0.1)	(0.2)
The Americas	(0.4)	(0.5)	–	(0.9)
	2.3	(1.8)	(0.5)	–

5 Tax

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates. A United Kingdom tax credit of US$0.7 million has been recognized (2003: Nil).

6 Earnings per share

Basic earnings per share are calculated on profit attributable to shareholders of US$5.6 million (2003: loss of US$10.7 million) and on the weighted average number of 851.5 million (2003: 851.5 million) shares in issue during the period. The weighted average number excludes the Company's shares held by the Trustee under the Company's Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the period. The convertible bonds are anti-dilutive and therefore are ignored in calculating diluted earnings per share.

	Ordinary shares in millions	
	2004	2003
Weighted average number of shares in issue	**851.5**	851.5
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**1.7**	–
Weighted average number of shares for diluted earnings per share	**853.2**	851.5

The Directors consider funds from operations ('FFO') to be a supplemental measure of the Group's performance and believe this should be considered along with, but not as an alternative to, profit attributable to shareholders as a measure of the operating performance.

FFO is defined as profit attributable to shareholders excluding depreciation of hotel buildings, net of relevant deferred tax and minority interests.

	Six months ended 30th June			
	2004		2003	
	US$m	**Per share US¢**	US$m	Per share US¢
Profit/(Loss) attributable to shareholders	**5.6**	**0.66**	(10.7)	(1.26)
Depreciation of buildings, net of deferred tax and minority interests	**5.7**	**0.67**	4.4	0.52
Funds from operations	**11.3**	**1.33**	(6.3)	(0.74)

7 Tangible assets and capital commitments

	Six months ended 30th June		Year ended 31st December
	2004 US$m	2003 US$m	2003 US$m
Opening net book value	**687.1**	512.3	512.3
Translation differences	**(1.4)**	10.9	31.9
Additions	**21.8**	35.0	79.0
Acquisition of subsidiary	**–**	–	85.7
Disposals	**–**	–	(0.2)
Depreciation	**(12.7)**	(10.9)	(21.6)
Closing net book value	**694.8**	547.3	687.1

	At 30th June		At 31st December
	2004 US$m	2003 US$m	2003 US$m
Capital commitments	**32.9**	83.9	45.4

8 Borrowings

Bank loans	**487.5**	437.6	500.1
6.75% convertible bonds	**74.8**	73.4	74.1
Finance lease	**8.0**	7.9	8.0
Other borrowings	**8.0**	–	8.3
Tax increment financing	**1.7**	1.7	1.7
	580.0	520.6	592.2
Current	**7.1**	4.9	7.3
Long-term	**572.9**	515.7	584.9
	580.0	520.6	592.2

9 Dividends

No interim dividend in respect of 2004 is proposed (2003: Nil). There were no final dividends paid in respect of 2002 and 2003.

Press releases and other financial information on the Company can be accessed through the internet at 'www.mandarinoriental.com'.

MANDARIN ORIENTAL HOTEL GROUP CONTACT ADDRESSES

Mandarin Oriental Hotel Group
7/F, The Excelsior
281 Gloucester Road
Causeway Bay, Hong Kong
Telephone +852 2895 9288
Facsimile +852 2837 3500
www.mandarinoriental.com

Asia-Pacific

The Oriental, Bangkok
48 Oriental Avenue
Bangkok 10500, Thailand
Telephone +66(2) 659 9000
Facsimile +66(2) 659 0000
E-mail: orbkk-reservations@mohg.com

Mandarin Oriental, Hong Kong
5 Connaught Road
Central, Hong Kong
Telephone +852 2522 0111
Facsimile +852 2810 6190
E-mail: mohkg-reservations@mohg.com

Mandarin Oriental, Jakarta
Jalan M H Thamrin
PO Box 3392
Jakarta 10310, Indonesia
Telephone +62(21) 3983 8888
Facsimile +62(21) 3983 8889
E-mail: mojkt-reservations@mohg.com

Mandarin Oriental, Kuala Lumpur
Kuala Lumpur City Centre
50088 Kuala Lumpur, Malaysia
Telephone +60(3) 2380 8888
Facsimile +60(3) 2380 8833
E-mail: mokul-reservations@mohg.com

Mandarin Oriental, Macau
956-1110 Avenida da Amizade
PO Box 3016, Macau
Telephone +853 567 888
Facsimile +853 594 589
E-mail: momfm-reservations@mohg.com

Mandarin Oriental, Manila
Makati Avenue, Makati City 1226
Metro Manila, Philippines
Telephone +63(2) 750 8888
Facsimile +63(2) 815 0555
E-mail: momnl-reservations@mohg.com

The Oriental, Singapore
5 Raffles Avenue, Marina Square
Singapore 039797
Telephone +65 6338 0066
Facsimile +65 6339 9537
E-mail: orsin-reservations@mohg.com

Mandarin Oriental Hotel Majapahit, Surabaya
65 Jalan Tunjungan
Surabaya 60275, Indonesia
Telephone +62(31) 545 4333
Facsimile +62(31) 545 9003
E-mail: mosub-reservations@mohg.com

The Excelsior, Hong Kong
281 Gloucester Road
Causeway Bay, Hong Kong
Telephone +852 2894 8888
Facsimile +852 2895 6459
E-mail: exhkg-reservations@mohg.com

Mandarin Oriental Dhara Dhevi, Chiang Mai (2004)
51/4 Chiang Mai-Sankampaeng Road
Moo 1 T. Tasala A. Muang
Chiang Mai 50000, Thailand
Telephone +66(53) 888 888
Facsimile +66(53) 888 999

The Landmark Mandarin Oriental, Hong Kong (2005)

Mandarin Oriental, Tokyo (2006)

Europe

Mandarin Oriental Hotel du Rhône, Geneva
Quai Turrettini 1
1201 Geneva, Switzerland
Telephone +41(22) 909 0000
Facsimile +41(22) 909 0010
E-mail: mogva-reservations@mohg.com

Mandarin Oriental Hyde Park, London
66 Knightsbridge
London SW1X 7LA
United Kingdom
Telephone +44(20) 7235 2000
Facsimile +44(20) 7235 2001
E-mail: molon-reservations@mohg.com

Mandarin Oriental, Munich
Neuturmstrasse 1
80331 Munich, Germany
Telephone +49(89) 290 980
Facsimile +49(89) 222 539
E-mail: momuc-reservations@mohg.com

Hôtel Royal Monceau, Paris
37, Avenue Hoche
75008 Paris, France
Telephone +33(01) 4299 8800
Facsimile +33(01) 4299 8990

The Americas

Elbow Beach, Bermuda
60 South Shore Road
Paget Parish, Bermuda PG 04
Telephone +1(441) 236 3535
Facsimile +1(441) 236 8043
E-mail: ebbda-reservations@mohg.com

Kahala Mandarin Oriental, Hawaii
5000 Kahala Avenue
Honolulu, Hawaii 96816-5498, USA
Telephone +1(808) 739 8888
Facsimile +1(808) 739 8800
E-mail: mohnl-reservations@mohg.com

Mandarin Oriental, Miami
500 Brickell Key Drive
Miami, Florida 33131, USA
Telephone +1(305) 913 8288
Facsimile +1(305) 913 8300
E-mail: momia-reservations@mohg.com

Mandarin Oriental, New York
80 Columbus Circle at 60th Street
New York, New York 10023, USA
Telephone +1(212) 805 8800
Facsimile +1(212) 805 8888
Email: monyc-reservations@mohg.com

The Mark, New York
25 East 77th Street at Madison Avenue
New York, New York 10021, USA
Telephone +1(212) 744 4300
Facsimile +1(212) 744 2749
E-mail: tmnyc-reservations@mohg.com

Mandarin Oriental, San Francisco
222 Sansome Street, San Francisco
California 94104-2792, USA
Telephone +1(415) 276 9888
Facsimile +1(415) 433 0289
E-mail: mosfo-reservations@mohg.com

Mandarin Oriental, Washington D.C.
1330 Maryland Avenue, SW
Washington, D.C. 20024, USA
Telephone +1(202) 554 8588
Facsimile +1(202) 554 8999
E-mail: mowas-reservations@mohg.com

Mandarin Oriental Riviera Maya, Mexico (2005)
Km. 298 Carretera Cancún-Chetumal
Riviera Maya, Quintana Roo
Mexico
Telephone +1(212) 207 8880
Facsimile +1(212) 207 8886

Mandarin Oriental, Boston (2006)

Mandarin Oriental International Limited

Jardine House, Hamilton, Bermuda